SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period August 11, 2006 to August 22, 2006
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☐                     Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes ☐                     No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                        ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing presentation at Canaccord Adams Summer Seminar

2.	Press Release confirming cash distribution for September 15, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST
by its administrator PENGROWTH
CORPORATION

August 22, 2006	By:	/s/ Gordon M. Anderson

Name: Gordon M. Anderson
Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST TO PRESENT AT CANACCORD ADAMS
SUMMER SEMINAR
(Calgary August 9, 2006) /CCN Matthews/ — Pengrowth Energy Trust (Pengrowth) is pleased to announce that Larry B. Strong, Vice President Geosciences, will present at Canaccord Adams Summer Seminar in Boston, Massachusetts. Pengrowth’s presentation will take place today August 9, 2006 at 3:30 PM Eastern Time (1:30 PM Mountain Time) and will be available online via a live webcast. The Canaccord Summer Seminar was launched in 1980 and for 25 years has brought institutional investors together with leading growth companies. Pengrowth is pleased to be presenting at this long-standing event.
To listen to and view this online event, please visit the Webcast and Multimedia Centre on Pengrowth’s website at www.pengrowth.com or the following link:
http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=PGH&item id=1356554
Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.un) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million barrels of oil equivalent. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR
SEPTEMBER 15, 2006
(Calgary, August 22, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today confirmed its September 15, 2006 cash distribution will be Cdn $0.25 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is August 29, 2006. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of August 31, 2006.
The distribution of Cdn $0.25 per trust unit is equivalent to approximately U.S. $0.22 per trust unit using a U.S./Canadian dollar exchange ratio of 1.1165. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of July, 2006. Cash distributions paid over the past 12 months now total Cdn $2.96 per trust unit or approximately U.S. $2.57 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191